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FEB 2 8 2008

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3234-0123
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SEC FILE NUMBER
8- 67459

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Consulting Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2847 So. Ingram Mill Road, Suite B-100
(No. and Street)

Springfield   **MO**   **65804**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Barry Watts   **(417) 881-7818**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possession

MAR 1 3 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __J. Barry Watts__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Investment Consulting Group, Inc.__ , as

of __December 31__ , __2007__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

NOLA PETERSON
Notary Public - State of Missouri
County of Greene
My Commission Expires Aug. 21, 2008

_____
Signature

_____
Principal, CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

INVESTMENT CONSULTING GROUP, INC.
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Investment Consulting Group, Inc.

We have audited the accompanying statement of financial condition of Investment Consulting Group, Inc., as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Consulting Group, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2008
Atlanta, Georgia

RUBIO CPA, PC

INVESTMENT CONSULTING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	2007
Cash and cash equivalents	$ 2,698
Due from clearing broker	26,111
Deposit with clearing broker	25,783
Prepaid expenses	11,948
Office furniture and equipment, net of accumulated depreciation of $5,940	15,026
Total Assets	$ 81,566

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 7,574
Capital lease obligation	16,044
Total Liabilities	23,618

STOCKHOLDER'S EQUITY

Common stock, no par, 30,000 shares authorized	-
Paid-in capital	248,905
Retained earnings	(190,957)
	57,948
Total Liabilities and Stockholder's Equity	$ 81,566

The accompanying notes are an integral part of these financial statements.

INVESTMENT CONSULTING GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	2007
REVENUES	
Commissions	$ 525,977
Interest and dividend income	2,368
Other	35,584
Total revenues	563,929
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	216,270
Clearing fees	24,374
Communications and data processing	8,410
Occupancy	66,502
Other operating expenses	82,938
Total expenses	398,494
NET INCOME	$ 165,435

The accompanying notes are an integral part of these financial statements.

INVESTMENT CONSULTING GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 165,435
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation and amortization	3,413
Increase in clearing deposit	(25,783)
Increase in due from clearing broker	(26,111)
Increase in prepaid expenses	(11,948)
Increase in accounts payable	7,574
NET CASH FLOWS FROM OPERATING ACTIVITIES	112,580
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions of capital	208,905
Repayment of capital lease obligations	(2,395)
Distributions to stockholder	(341,223)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(134,713)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,133)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	24,831
End of year	$ 2,698

The accompanying notes are an integral part of these financial statements.

INVESTMENT CONSULTING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Capital Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006		$ 40,000	$ (15,169)	$ 24,831
Net Income			165,435	165,435
Capital contributions		208,905		208,905
Stockholder distributions			(341,223)	(341,223)
Balance, December 31, 2007		$ 248,905	(190,957)	57,948

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Investment Consulting Group, Inc. (the "Company") was organized in Missouri in August 2006 and is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), effective April 2007.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Office Furniture and Equipment: Office furniture and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $32,449, which was $27,449 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .5 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RECEIVABLE FROM CLEARING BROKER

Amounts receivable from its clearing organization at December 31, 2007 consist of commissions receivable.

NOTE E – CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $25,000 be maintained on deposit with the clearing broker.

INVESTMENT CONSULTING GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE F – LEASE COMMITMENTS AND RELATED PARTY LEASE

Operating Leases: The Company leases office premises from its stockholder under an operating lease. The Company's commitment under the premises lease with its stockholder is approximately the following:

2008	$ 72,000
2009	48,000
	$ 120,000

Under the terms of the lease, rent of $72,000 was to be paid for 2007. The amount paid was $55,425. The difference has been waived by the stockholder.

Capitalized Leases: The Company leases office equipment under a capitalized lease that incepted in August 2006. Amortization expense for capitalized property was approximately $4,200 for 2007. The net book value of the leased equipment was approximately $15,000 at December 31, 2007.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007:

Year ending December:	
2008	$ 5,300
2009	5,300
2010	5,300
2011	3,100
Total minimum lease payments	19,000
Less amount representing interest	(2,956)
Present value of net minimum lease payments	$ 16,044

SUPPLEMENTAL INFORMATION

SCHEDULE I
INVESTMENT CONSULTING GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total stockholder's equity	$ 57,948
Less nonallowable assets:	
Prepaid expenses	(11,948)
One-half of office equipment - capitalized lease	(7,513)
	(19,461)
	38,487
Less fidelity bond	(5,000)
Net capital before haircuts	33,487
Less haircuts	(1,038)
Net capital	32,449
Minimum net capital required	5,000
Excess net capital	$ 27,449
Aggregate indebtedness, total liabilities net of half of capital lease obligation	$ 15,596
Ratio of aggregate indebtedness to net capital	.5 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

Net capital as reported in Part IIA of Form X-17a-5	$ 30,037
Audit adjustment:	
Changes to capitalized lease	2,412
Net capital as computed above	$ 32,449

INVESTMENT CONSULTING GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Stockholders
Investment Consulting Group, Inc.

In planning and performing our audit of the financial statements of Investment Consulting Group, Inc., for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Investment Consulting Group, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 25, 2008
Atlanta, Georgia



RUBIO CPA, PC

END